FILE NO: 82-3806

Rentokil Initial

Rentokil Initial plc
Felcourt, East Grinstead
West Sussex RH19 2JY

Telephone 01342 833022
Fax 01342 326229

1 October 2003

Office of International Corporate Finance
Securities and Exch[redacted]ommission
450 Fifth Street, N.W[redacted]
Washington, D.C. 2
USA

Dear Sirs

RENTOKIL INITIAL PLC
Information furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Rentokil Initial plc hereby furnishes the documents listed below to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended. The file number assigned for this purpose is 82-3806.

We have enclosed one complete copy of each of the following:

Type of Information or Report	Document furnished
1. Annual report to shareholders and financial statements.	1. Nothing to Report.
2. Semi-annual report to shareholders (including unaudited six-month profit and loss statement).	2. Nothing to Report.
3. Annual return filed with Registrar of Companies in England and Wales.	3. Copy of 363s Annual Return
4. Half-yearly returns filed with the London Stock Exchange, (previously quarterly).	4. Nothing to Report.
5. Changes affecting the Board of Directors.	5. Nothing to Report
6. Releases to the London Stock Exchange.	6. See attached: 6.1 Purchase of own shares. 6.2 Notifiable interests.

If you have any questions or require any additional information, please contact me by telephone (collect) on 0011-441342-833022.

Yours faithfully

Paul Griffiths
ADMINISTRATION DIRECTOR

dlw 10/28

Companies House

— for the record —

Company Name

RENTOKIL INITIAL PLC

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type

Public Limited Company

Company Number

224814

Information extracted from Companies House records on

4th May 2003

Section 1: Company details

Ref: 224814/09/28	Current details	Amended details
Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Felcourt East Grinstead Sussex RH19 2JY**	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Address where the Register is held **Capita Irg Plc Bourne House 34 Beckenham Road Beckenham Kent BR3 4TU**	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Not Applicable**	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.* > *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes*	SIC Code Description **9305 Other service activities n.e.c.** **7487 Other business activities**	SIC CODE Description

Section 2: Details of Officers of the Company

	Current details	Amended details
> Company Secretary *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288.*	Name Robert WARD JONES Address Merryn 33 Roedean Crescent London SW15 5JX	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode ____ ___ Date of change __ / __ / ____ Date Robert WARD JONES ceased to be secretary (if applicable) __ / __ / ____
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	Name Edward Forrest BROWN Address Cophall Fairwarp Uckfield East Sussex TN22 3BU Date of birth 14/08/1951 Nationality British Occupation ~~Chief Operating Officer~~	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode ____ ___ Date of birth __ / __ / ____ Nationality ______ Occupation Executive Director Date of change __ / __ / ____ Date Edward Forrest BROWN ceased to be director (if applicable) __ / __ / ____

	Current details	Amended details
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	Name Ian HARLEY MA FCIB FCA Address 28 Kingswood Way Selsdon South Croydon Surrey CR2 8QP Date of birth 30/04/1950 Nationality British Occupation Company Director	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ ____ ____ UK Postcode ____ ___ Date of birth __ / __ / ____ Nationality ____ Occupation ____ Date of change __ / __ / ____ Date Ian HARLEY MA FCIB FCA ceased to be director (if applicable) __ / __ / ____
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	Name Peter James LONG Address 5 Broadwater Down Tunbridge Wells Kent TN2 5NJ Date of birth 04/06/1952 Nationality British Occupation Company Director	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ ____ ____ UK Postcode ____ ___ Date of birth __ / __ / ____ Nationality ____ Occupation ____ Date of change __ / __ / ____ Date Peter James LONG ceased to be director (if applicable) __ / __ / ____

	Current details	Amended details
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	Name Brian Dennis MCGOWAN Address Beamhurst Hall Uttoxeter Staffordshire ST14 5EA Date of birth 03/10/1944 Nationality British Occupation Director	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of birth / / Nationality Occupation Date of change / / Date Brian Dennis MCGOWAN ceased to be director (if applicable) / /
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	Name Roger Christopher PAYNE Address 3 Bakery Cottages Stone Quarry Road Chelwood Gate West Sussex RH17 7LP Date of birth 18/07/1948 Nationality British Occupation ~~Executive Director~~	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of birth / / Nationality Occupation Finance Director Date of change / / Date Roger Christopher PAYNE ceased to be director (if applicable) / /

	Current details	Amended details
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	Name Ronald Richard SPINNEY Address 22 Dartmouth Hill London SE10 8AJ Date of birth 01/04/1941 Nationality British Occupation Chartered Surveyor	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of birth __ / __ / ____ Nationality Occupation Date of change __ / __ / ____ Date Ronald Richard SPINNEY ceased to be director (if applicable) __ / __ / ____
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	Name Sir Clive Malcolm THOMPSON Address Yew Lodge Felcourt Road East Grinstead West Sussex RH19 2JX Date of birth 04/04/1943 Nationality British Occupation ~~Chief Executive~~	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of birth __ / __ / ____ Nationality Occupation Chairman Date of change __ / __ / ____ Date Sir Clive Malcolm THOMPSON ceased to be director (if applicable) __ / __ / ____

	Current details	Amended details
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Name James Christie Falconer WILDE	Name
		☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.
	Address 38 Box Ridge Avenue Purley Surrey CR8 3AQ	Address
		UK Postcode
	Date of birth 13/06/1953	Date of birth __ / __ / ____
	Nationality British	Nationality
Particulars of a new Director must be notified on form 288.	Occupation ~~Company Director~~	Occupation Chief Executive
		Date of change __ / __ / ____
		Date James Christie Falconer WILDE ceased to be director (if applicable) __ / __ / ____

Issued share capital details

> *Please fill in the details of total share capital by class (eg. ordinary, preference etc) that has been issued to the company's shareholders.*

Class of Share ______

Number of shares issued ______

Aggregate Nominal Value of issued shares ______

Class of Share ______

Number of shares issued ______

SEE ENCLOSED CD ROM

Aggregate Nominal Value of issued shares ______

Class of Share ______

Number of shares issued ______

Aggregate Nominal Value of issued shares ______

Class of Share ______

Number of shares issued ______

Aggregate Nominal Value of issued shares ______

> *Please fill in the total number of issued shares and their total nominal value.*

Number of shares issued ______

Aggregate Nominal Value of issued shares ______

List of past and present members *(Tick appropriate box)*

> *Please complete the required information on the attached schedules or in another format agreed by Companies House.*

- ☐ There were no changes during the period
- ☐ A list of changes is enclosed
- ☐ A full list of members is enclosed

The last full list of members was received on: 25/05/2002

> REMEMBER:
> ***Changes** to shareholder particulars or details of shares transferred to be **completed each year***
> *A full list of shareholders is required with the first and every third Annual Return thereafter*
> *List shareholders in alphabetical order or provide an index*
> *List joint shareholders consecutively*

Section 4: Details of New Shareholders and Transfers (A) (ii)

> Please fill in details of any persons or corporate bodies who have become shareholders since the last annual return.

> Please fill in details of any persons or corporate bodies that have transferred shares since the last annual return.

> Please use Section 4B to give details of any persons or corporate bodies who have ceased to be shareholders since the last annual return or, in the case of a first return, since the incorporation of the company.

> Please copy this page if there is not enough space to enter all the company's current shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name Address UK Postcode			
Name Address UK Postcode	SEE ENCLOSED C.D ROM		
Name Address UK Postcode			
Name Address UK Postcode			

Section 4B: Details of Former Shareholders

> Please fill in details of any persons or corporate bodies who have ceased to be shareholders at the date of this return. Also, please give the dates that their shares were transferred.

> Please copy this page if there is not enough space to enter all the company's former shareholders.

Former shareholders details	Class and number of shares or amount of stock transferred	Date of registration of transfer
Name Address UK Postcode	SEE ENCLOSED CD ROM	
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address		

Company Number - 224814

Companies House
— for the record —

363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £15.

Signature [signature] Date 09 / 06 / 2003

(~~Director~~ / Secretary)

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to ***25/5/2003***

If you are making this return up to an earlier date, please give the date here

__ / __ / ____

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **25th May 2004** please give the new date here:

__ / __ / ____

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name: R WARD-JONES

Telephone number *inc code*: 01342 830226

Address:
Felcourt
East Grinstead
West Sussex
RH19 2JY

Postcode

DX number *if applicable*

DX exchange

Company	Rentokil Initial PLC
TIDM	RTO
Headline	Purchase of Own Securities
Released	07:30 10 Sep 2003
Number	5776P

10 September 2003

Rentokil Initial PLC

Purchase of own shares

Rentokil Initial PLC announces that it purchased on the 09 September 2003 for cancellation the following Ordinary shares of 1p each:

3,500,000 shs At 215.0059p per share

END

Company website

Company	Rentokil Initial PLC
TIDM	RTO
Headline	Purchase of Own Securities
Released	07:30 12 Sep 2003
Number	6817P

12 September 2003

Rentokil Initial PLC

Purchase of own shares

Rentokil Initial PLC announces that it purchased on the 11 September 2003 for cancellation the following Ordinary shares of 1p each:

55,412 shares At 210p per share

END

Company website

Full Text Announcement

Company	Rentokil Initial PLC
TIDM	RTO
Headline	Purchase of Own Securities
Released	07:30 15 Sep 2003
Number	7377P

15 September 2003

Rentokil Initial PLC

Purchase of own shares

Rentokil Initial PLC announces that it purchased on the 12 September 2003 for cancellation the following Ordinary shares of 1p each:

2,707,830 shares At 209.9985p per share

END

Company	Rentokil Initial PLC
TIDM	RTO
Headline	Director Shareholding
Released	17:25 1 Sep 2003
Number	2604P

RNS Number:2604P
Rentokil Initial PLC
01 September 2003

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Rentokil Initial plc

2. Name of director

Clive Malcolm Thompson

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director's Holding

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

N/A

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Lapse of Options

7. Number of shares / amount of stock acquired

N/A

8. Percentage of issued class

N/A

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary Shares of 1 p each

12. Price per share

N/A

13. Date of transaction

N/A

14. Date company informed

N/A

15. Total holding following this notification

N/A

16. Total percentage holding of issued class following this notification

N/A

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

6,208,419 (see 23 below)

23. Any additional information

Balance in 22 above arrived at after taking into account the lapse of options over 95,607 shares (a proportion of options granted on 10 May 2000) following a performance criterion not having been satisfied in full.

24. Name of contact and telephone number for queries

Paul Griffiths, Administration Director 01342 830332

25. Name and signature of authorised company official responsible for making this notification

Paul Griffiths, Administration Director 01342 830332

Date of Notification

1 September 2003

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Rentokil Initial plc

2. Name of director

James Christie Falconer Wilde

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director's Holding

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

N/A

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Grant and Lapse of Options

7. Number of shares / amount of stock acquired

N/A

8. Percentage of issued class

N/A

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary Shares of 1 p each

12. Price per share

N/A

13. Date of transaction

N/A

14. Date company informed

N/A

15. Total holding following this notification

N/A

16. Total percentage holding of issued class following this notification

N/A

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

29 August 2003

18. Period during which or date on which exercisable

29 August 2006 to 28 August 2013 (subject to performance conditions)

19. Total amount paid (if any) for grant of the option

NIL

20. Description of shares or debentures involved: class, number

509,352 Ordinary Shares of 1p each

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

204.5 pence

22. Total number of shares or debentures over which options held following this notification

1,723,479 (see 23 below)

23. Any additional information

Balance in 22 above arrived at after taking into account the lapse of options over 13,897 shares (a proportion of options granted on 10 May 2000) following a performance criterion not having been satisfied in full.

24. Name of contact and telephone number for queries

Paul Griffiths, Administration Director 01342 830332

25. Name and signature of authorised company official responsible for making this notification

Paul Griffiths, Administration Director 01342 830332

Date of Notification

1 September 2003

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Rentokil Initial plc

2. Name of director

Edward Forrest Brown

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director's Holding

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

N/A

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Grant and Lapse of Options

7. Number of shares / amount of stock acquired

N/A

8. Percentage of issued class

N/A

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary Shares of 1 p each

12. Price per share

N/A

13. Date of transaction

N/A

14. Date company informed

N/A

15. Total holding following this notification

N/A

16. Total percentage holding of issued class following this notification

N/A

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

29 August 2003

18. Period during which or date on which exercisable

29 August 2006 to 28 August 2013 (subject to performance conditions)

19. Total amount paid (if any) for grant of the option

NIL

20. Description of shares or debentures involved: class, number

155,169 Ordinary Shares of 1p each

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

204.5 pence

22. Total number of shares or debentures over which options held following this notification

1,777,301 (see 23 below)

23. Any additional information

Balance in 22 above arrived at after taking into account the lapse of options over 27,129 shares (a proportion of options granted on 10 May

2000) following a performance criterion not having been satisfied in full.

24. Name of contact and telephone number for queries

Paul Griffiths, Administration Director 01342 830332

25. Name and signature of authorised company official responsible for making this notification

Paul Griffiths, Administration Director 01342 830332

Date of Notification

1 September 2003

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Rentokil Initial plc

2. Name of director

Roger Christopher Payne

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director's Holding

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

N/A

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Grant and Lapse of Options

7. Number of shares / amount of stock acquired

N/A

8. Percentage of issued class

N/A

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary Shares of 1 p each

12. Price per share

N/A

13. Date of transaction

N/A

14. Date company informed

N/A

15. Total holding following this notification

N/A

16. Total percentage holding of issued class following this notification

N/A

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

29 August 2003

18. Period during which or date on which exercisable

29 August 2006 to 28 August 2013 (subject to performance conditions)

19. Total amount paid (if any) for grant of the option

NIL

20. Description of shares or debentures involved: class, number

248,141 Ordinary Shares of 1p each

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

204.5 pence

22. Total number of shares or debentures over which options held following this notification

2,209,863 (see 23 below)

23. Any additional information

Balance in 22 above arrived at after taking into account the lapse of

options over 18,690 shares (a proportion of options granted on 10 May 2000) following a performance criterion not having been satisfied in full.

24. Name of contact and telephone number for queries

Paul Griffiths, Administration Director 01342 830332

25. Name and signature of authorised company official responsible for making this notification

Paul Griffiths, Administration Director 01342 830332

Date of Notification

1 September 2003

END

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